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Exhibit 99.2

         Biovail Corporation

FIRST QUARTER REPORT 2002

DEAR SHAREHOLDERS:

        I am pleased to report that Biovail Corporation has started the year 2002 with record first quarter results, marked by significant increases in revenues, net income and earnings per share. These results reflect the continued strong sales of Biovail's existing products, plus the addition of exciting new products announced during the quarter.

PRODUCT SALES

        North American sales continued to grow steadily, with sales of the Cardizem® product line by the Company's U.S. sales operation, Biovail Pharmaceuticals USA, leading the way. In addition, Biovail Pharmaceuticals USA completed an extensive training program in the first quarter, and is on track to have 800 fully trained representatives in place for the highly anticipated launch of Cardizem® XL later this year.

        The Company's Canadian division, Biovail Pharmaceuticals Canada continued to build on its unprecedented success in 2001. The division achieved continued growth in market share, as well as an increase in pull-through revenue, for the first quarter of 2002, compared to the same period last year.

        U.S. end-market sales of Tiazac® and the Company's generic portfolio sold by Biovail's marketing partners Forest Laboratories and Teva Pharmaceuticals, respectively, were also strong.

PORTFOLIO EXPANSION

        Major new products were added to Biovail Pharmaceuticals USA's product portfolio during the quarter. These included Zovirax® Ointment, Teveten® and Teveten® HCT, with the first two brands contributing immediately to revenue. Zovirax® Ointment was added to the Company's line-up as part of the multi-faceted agreements signed at the end of 2001 with GlaxoSmithKline (GSK). U.S. marketing rights for Teveten® and Teveten® HCT were acquired in mid-quarter from Solvay Pharmaceuticals. Teveten® is an angiotensin-II receptor blocker (ARB) indicated for the treatment of hypertension. The newly FDA approved Teveten® HCT is a combination product including a diuretic, and will be launched later this year. The acquisition of the Teveten® products is complimentary to Biovail's strategic objective of building a cardiovascular franchise.

        The first three months of the year also marked the first quarter of the co-promotion of Wellbutrin SR, also part of the partnership agreement with GSK. Results of this co-promotion have been extremely positive.

FUTURE PRODUCTS

        During the quarter, Biovail significantly expanded its future product portfolio with the acquisition of the license rights to six on-going product development programs from Ethypharm S.A., a leading European drug delivery company. Biovail acquires the rights to market these products (on successful development by Ethypharm) in North America and Mexico.

        In addition, the two companies have entered a cross-licensing agreement to share Biovail's CEFORM® and Ethypharm's Flashtab technologies towards the development of superior rapid dissolve products. Biovail also acquires a 15% equity interest in Ethypharm S.A. Products utilizing Ethypharm's drug delivery technologies are currently marketed in over 70 countries.

PRODUCT PIPELINE

        Progress continued in Biovail's new product development pipeline during the quarter, with several developmental products moving forward towards commercialization. In January, the Company filed a New Drug Application (NDA) with the US Food and Drug Administration (FDA) for a FlashDose® version of zolpidem, a treatment for insomnia, currently marketed under the trade name Ambien®. Annual sales of Ambien® are approximately $900 million. FlashDose®, a proprietary oral delivery system developed by Biovail, offers a novel, convenient method of administration compared to traditional tablets or capsules.

        Biovail's once daily extended release formulation of the pain medication tramadol moved closer to regulatory filing with the successful completion of its second positive Phase III clinical trials. Tramadol is currently only available in multi-dose format, under the brand name Ultram®. Sales of Ultram® in 2001 were $620 million, and recorded a growth of 16.5% from the previous year.

        Finally, development of Wellbutrin XR, a once-daily formulation of GSK's anti-depressant bupropion HCI, is progressing well, with the filing of a NDA with the FDA anticipated later this year.

FINANCIALS

        Biovail reported record financial results for three-month period ended March, 31, 2002. Total revenues for the first quarter of 2002 increased by 30% to $155.3 million, compared with $119.2 million for the first quarter, 2001. Net income increased by 82% to $53.1 million, compared to first quarter 2001 net income of $29.2 million.

        First quarter 2002 diluted earnings per share were $0.32, an increase of 60% over $0.20 per share recorded for the first quarter of 2001. Operating income for the first three months was $57.2 million, a 29% increase over $44.4 million for the same period last year.

        Effective January 1, 2002, the Company adopted FASB Statement No. 142 which eliminated the amortization of goodwill. Excluding goodwill amortization of $1.7 million and diluted earnings per share of $0.01 from the first quarter 2001 results, net income and diluted earnings per share increased by 72% and 52%, respectively, for the first quarter 2002.

        On behalf of the board of Directors, I would like to extend my appreciation to the Company's employees and shareholders for their continued support.

         SIGNED

EUGENE MELNYK

Chief Executive Officer
Chairman of the Board

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

Consolidated Balance Sheets
In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	March 31 2002	December 31 2001
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$432,272	$434,891
Accounts receivable	68,489	96,556
Inventories	42,779	38,506
Deposits and prepaid expenses	6,184	6,643

	549,724	576,596
Long-term investments	4,864	2,355
Property, plant and equipment, net	91,324	85,581
Goodwill, net	102,197	96,477
Intangible assets, net	764,859	556,360
Other assets, net	26,636	14,114

	$1,539,604	$1,331,483

LIABILITIES
Current
Accounts payable	$37,768	$31,811
Accrued liabilities	71,739	59,989
Income taxes payable	21,776	17,318
Deferred revenue	23,431	27,030
Current portion of long-term obligations	12,264	12,592

	166,978	148,740
Deferred revenue	21,875	23,100
Long-term obligations	427,749	33,569

	616,602	205,409
SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 152,080,647 and 157,496,407 issued and outstanding at March 31, 2002 and December 31, 2001	1,360,581	1,407,507
Stock options outstanding	5,711	5,067
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Warrants outstanding	6,205	6,221
Deficit	(436,670)	(280,004)
Accumulated other comprehensive loss	(2,837)	(2,729)

	923,002	1,126,074

	$1,539,604	$1,331,483

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended March 31
	2002	2001
REVENUE
Product sales	$129,854	$108,861
Research and development	5,713	1,566
Co-promotion, royalty and licensing	19,686	8,800

	155,253	119,227

EXPENSES
Cost of goods sold	35,716	26,341
Research and development	10,468	11,170
Selling, general and administrative	39,337	26,726
Amortization	12,509	10,602

	98,030	74,839

Operating income	57,223	44,388
Interest income	1,514	578
Interest expense	(1,693)	(13,050)

Income before provision for income taxes	57,044	31,916
Provision for income taxes	3,993	2,750

Net income	$53,051	$29,166

Earnings per share
Basic	$0.35	$0.22

Diluted	$0.32	$0.20

Weighted average number of common shares outstanding (000s)
Basic	153,668	131,773

Diluted	166,493	148,084

        Prior year's figures reflect the reclassification of co-promotion revenue from product sales to co-promotion, royalty and licensing to conform to the presentation adopted in the current year.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$53,051	$29,166
Add items not involving cash
Depreciation and amortization	15,104	13,059
Amortization of deferred financing costs	380	344
Amortization of discount on long-term obligations	693	3,954
Compensation cost for employee stock options	500	500
Deferred income taxes	—	1,450

	69,728	48,473
Net change in non-cash operating items	41,689	16,857

Cash provided by operating activities	111,417	65,330

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(8,149)	(12,987)
Additions to intangible assets	(227,000)	(14,002)
Acquisition of long-term investments	(2,509)	(42)
Proceeds on reduction in intangible assets	—	8,750

Cash used in investing activities	(237,658)	(18,281)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares	3,326	7,415
Repurchase of common shares	(260,291)	—
Proceeds from the exercise of warrants	306	—
Issuance of Senior Subordinated Notes, net of financing costs	384,280	—
Repayments of other long-term obligations	(4,000)	(53,820)
Repayments under revolving term credit facility	—	(76,095)

Cash provided by (used in) financing activities	123,621	(122,500)

Effect of exchange rate changes on cash and cash equivalents	1	(127)

Decrease in cash and cash equivalents	(2,619)	(75,578)
Cash and cash equivalents, beginning of period	434,891	125,144

Cash and cash equivalents, end of period	$432,272	$49,566

SHAREHOLDER INFORMATION	CORPORATE INFORMATION
Biovail Corporation 2488 Dunwin Drive Mississauga, Ontario Canada L5L 1J9	Trading Symbols Common Shares: BVF Common Share Warrants: BVF_w

How to Reach Us for More Information
For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.	Registrars and Transfer Agents
CIBC Mellon Trust Company
Toronto, Canada
ChaseMellon Shareholder Services
New York, New York

The following words and logos are trademarks for the company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Viazem, CEFORM®, FlashDose®, Shearform®,Teveten®, Vasotec® and Vaseretic®. All other product names referred to in this document are the property of their respective owners.

To the extent any statements made in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.
Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.
Biovail Corporation 2488 Dunwin Drive Mississauga, Ontario Canada L5L 1J9 T: (416) 285-6000 F: (416) 285-6499 E: ir@biovail.com W: www.biovail.com

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BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS Consolidated Balance Sheets In accordance with U.S. generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with U.S. generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars) (Unaudited)